Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340-9770
763-542-0500 office
763-542-0595 fax

BY EDGAR

April 29, 2015

Mr. Lyn Shenk, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Polaris Industries Inc.
Form 10-K for Fiscal Year Ended December 31, 2013, filed February 21, 2014
File No. 001-11411

Dear Mr. Shenk:
On behalf of Polaris Industries Inc. (the “Company” or “Polaris” or “we”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated April 2, 2015. For ease of reference, the Company's responses are numbered to correspond to the order of the comments in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2013
Notes to Consolidated Financial Statements, page 48
Note 12. Segment Reporting, page 65
Comment:

1.
We note that the VP-ORV and ORV Engineering and another VP are compensated, in part, based on their respective segment’s operating profit, inclusive of wholegoods and PG&A. Please tell us the manner in which those two VPs influence portions of the operations of PG&A, such that they are held responsible for them. We note, in contrast, your statement that certain operating expenses are not allocated to the four operating segments because the operating segment management has no direct control or responsibility for these costs.

Response:
As stated in our February 23, 2015 letter to the Staff, the Vice President—Motorcycles (“VP—Motorcycles”) and Vice President—Off-Road Vehicles and ORV Engineering (“VP—ORV”) are both compensated, in part, based on their respective operating segment's operating profit, inclusive of wholegoods and PG&A. Their compensation is structured this way as their positions have direct influence over certain key PG&A decisions that impact the operations of PG&A. For example, these vice presidents play an active role in the decision making process related to promotional programs and advertising involving PG&A as well as the development of new PG&A products. Additionally, these vice presidents are heavily involved in integration activities between their respective operating segment and PG&A. These vice presidents also hold regular and ongoing discussions with the PG&A category managers for their respective operating segment, to ensure that their input and influence is directly incorporated into operational decisions being made and that the operating segment teams and PG&A category managers continue to operate in a highly interactive fashion with each other.
While the organizational chart provided in the February 23, 2015 letter does not directly reflect it, the Vice President—PG&A (“VP—PG&A”) operates in a matrix environment with the operating segment vice presidents and has regular and ongoing interactions with those vice presidents. The operational success of the Company is very dependent upon the successful and ongoing communications between the operating segment vice presidents and the VP—PG&A. For example, the VP—ORV and VP—Motorcycles work directly with the VP—PG&A and influence portions of the PG&A operations by:
•Understanding the customer experience, which is one of the drivers of our vision, strategy and guiding principles of Polaris. In order to do this, we complete customer research to identify the behaviors, preferences, and expectations of our consumers, inclusive of all aspects of the customer experience, which notably includes the effectiveness of our integrated PG&A solutions. We measure ourselves with a net promoter score (NPS) system. The customer feedback we receive includes not only feedback on the wholegood vehicle, but also the parts and accessories that are integrated into the vehicle. The operating segment teams are responsible for ensuring we have satisfied customers and an acceptable NPS score. When there are customers that are not satisfied, the operating segment leaders will determine how to effectively make changes to the product plan to better serve our customers. One example of this is when we received a low NPS for a cab system that was sold as an accessory for our RANGER® product, the ORV team worked with the PG&A team to develop changes to the vehicle design in order to deliver a more integrated cab solution to the consumer and establish an important point of competitive differentiation. The costs incurred for the engineering design, tooling amortization and validation testing for this new cab system were all included in the ORV operating segment operating profit calculation.
•Developing PG&A related promotional programs on their core respective segments to drive additional sales with direct PG&A involvement. One example of this is a recent promotional program, which offers end customers financing of 1.99% on a RANGER vehicle purchase if they spend $3,500 on RANGER accessories.
•Identifying and determining limited edition model builds and determining which accessories will be incorporated into limited edition models, instead of being sold separately as an after-market PG&A offering. One example of this is the 2015 RANGER  XP® 900 EPS NORTHSTAR EDITION, which includes a factory-installed Pro-Fit premium cab system integration, factory-installed heater kits, heated seats, and other premium accessories. (Alternatively, a customer could purchase a base-model RANGER, and separately purchase the accessories that are included on the limited edition model.)
•Developing advertising programs for the operating segment or the Company as a whole to ensure that Polaris accessories are integrated into the media advertising output. For example, utilizing advertising media that features the installation or use of accessories on the product instead of only a base model without any accessories attached to the unit. This type of media program will drive a customer to the enhanced performance and functionality of a wholegoods product with Polaris accessories. Additionally, our website is designed around our wholegoods product lines in such a way as to expose the consumer to the full range of options including PG&A. The build-and-quote application on our website is designed to enable consumers to configure vehicles for their unique needs, inclusive of PG&A.
•Being involved in the decision-making process for packaging design for accessories, to ensure the packaging is appropriately aligned with the strategic vision and quality of the wholegoods products and brand messaging. For example, the premium design of the packaging for our Indian Motorcycle parts, garments, and accessories is aligned with the strategic vision and quality of the Indian brand and is ultimately approved by the VP—Motorcycles.
•Working directly with PG&A to address regulatory concerns with wholegood products to ensure that the appropriate balance is achieved between wholegoods, including accessories, during product development to appropriately consider weight or other regulatory restrictions. For example, if a product under development is determined to be too heavy for regulatory purposes, the ultimate decision on what gets removed, which could include an added accessory, is made by the operating segment VP with the support of the VP—PG&A.
•Directing new product launches, including presentations at the dealer meetings. The operating segment VPs and general managers present new products at the meetings, including the latest PG&A offerings.
These above examples illustrate the very integrated structure of wholegoods and PG&A and the decisions made to benefit the customer and the Polaris brands of products, which are driven primarily by the operating segment leaders.
In regards to the certain unallocated operating expenses discussed in our February 23, 2015 letter to the Staff, we continue to acknowledge there are certain common costs incurred at the corporate level that are incurred but not allocated to the operating segments as they are primarily common organizational costs that are managed at the corporate level. These costs include corporate sales and marketing costs that are spent to deliver a common message in broader Polaris advertising schemes as well as costs incurred for our district sales managers to work with the dealer network on certain performance metrics. This common sales force is responsible for wholegoods as well as PG&A. In addition, there are incentive-based compensation programs (stock-based compensation, retirement costs and profit sharing) that are not charged to any operating segment. There are corporate administrative expenses for human resources, finance, legal and information systems services that represent common organization costs managed at the corporate level, and therefore are not allocated to the operating segments. We do not consider these statements to be in contrast to the compensation metrics of the vice presidents as the performance awards described in the February 23, 2015 letter to the Staff are tied to operating profit results for operating segments that do not include the impact of these certain unallocated costs described above.

Comment:

2.
Please describe the process by which your budgets are developed, including the information prepared at each level of the process and the parties involved. In particular, please tell us the manner in which the VPs of the four operating segments are involved in the development of PG&A’s budgets.

Response:
The financial calendar at Polaris is very sophisticated and the overall budget process is just one component that is derived based on input and feedback throughout the other Corporate financial planning milestones.  The development of the budget by each operating segment includes the following integrated approach with PG&A:
Long Range Product Planning (LRPP):  This occurs in September of each year and is a strategic look at the five-year plan for the products that each operating segment plans to introduce into the marketplace. The development of each operating segment’s product plan is based on customer feedback received on existing products, customer desires for new products, market expectations, industry expectations and expected regulatory changes. The operating segment product teams work hand-in-hand with the PG&A category managers in the development of these long range product plans. The discussions include how to design products that include certain PG&A accessories to be included in certain wholegood units, how we could change the development of the product to better fit more PG&A, and how to work together on customer desires for new accessories. Each operating segment VP presents his long-range product plan including his related PG&A to the executive team (which includes the CODM). Given the nature and structure of our Company, it would not be possible for PG&A to complete an LRPP as a separate, stand-alone process without the involvement of the VPs of the operating segments; to do so would be detrimental to the current and future operations of the Company as PG&A could be presenting parts and accessories that do not fit in with the wholegood products the Company plans to introduce. Because of this, the VP—PG&A does not have a separate LRPP presentation.
Industry / Retail Assumptions: A key assumption for the operating segment and the related PG&A expectations is how many vehicles will be retailed (sold) to the end consumer in the planning period. The operating segment is responsible for determining the overall unit retail sales volume assumptions based on expected industry assumptions, planned new product introductions and expected competitive product changes over the planning period.
Upon completion of LRPP (including feedback from the executive team to the operating segments) and after the retail sales assumptions are determined, the operating segments will begin to develop their annual operating budgets from a top-down view (October) and a bottoms-up view (November / December). Included in this development will be the expected sales plan (inclusive of wholegoods and PG&A) to satisfy customer needs along with the related costs of engineering, advertising and other related operating expenses.  Specifically, the development of the PG&A budget that is included in each operating segment budget is handled as follows:

•
The General Manager of the operating segment (i.e., ORV) will work with the PG&A category manager to determine an expected dollar per unit assumption that can be used for PG&A sales based on the agreed upon retail sales volume assumptions to be included in the operating segments budgets.

•	Discussions will be held to determine the budgeted dollars needed for development of new accessories. These costs are included in each of the operating segments budgeted costs.

•
Discussions will also be held to determine ways to increase sales penetration rates for PG&A through targeted advertising or promotional programs.  Again, these costs are included in each of the operating segments budgeted costs.

In late November / early December, budget review meetings are held with the executive team (including the CODM) and each operating segment leader to review proposed budget submissions. In addition, since we operate in a matrix environment, there are also budget review meetings held with leaders overseeing corporate functions, including Human Resources, Legal, Finance, Information Technology, Corporate Sales and Marketing, as well as a meeting with PG&A. The review with PG&A is a secondary view of the sales information already included in the individual operating segment reviews and focuses around discussion on the dollar per unit assumptions that have been used in the operating segment budgets. This review meeting also focuses on the warehousing, logistics and distribution metrics of handling and delivering the PG&A products to our customers. Upon completion of the budget reviews, there is feedback provided by the executive team (including the CODM) to each group on additional revenue or profit contributions needed. When this feedback is received, the operating segment leaders will work directly with the PG&A category managers to discuss additional opportunities for go-to-market strategies to drive additional sales or margin opportunities for wholegoods and PG&A.
Additionally, the VPs of our operating segments will work directly with the VP—PG&A to discuss and develop strategic PG&A products that will complement our wholegoods products and increase our sales penetration rates in the market. Some of these strategic development topics include our go-to-market strategies to determine whether to add certain accessories directly to the new vehicle, or to sell the PG&A product as a separate offering with potential promotional offers to the customer. In addition to determining which accessories may be added to a new product, PG&A is dependent upon the establishment of the wholegoods LRPP and budget to determine what parts need to be procured, stocked and available to be shipped to our dealers to support new products. Again, the absence of operating segment VP involvement in the PG&A budget establishment process would be detrimental to current and future Company operations given the level of integration and co-dependencies between wholegoods and PG&A offerings.
Comment:

3.
Please describe the interactions of the four segment managers with the CODM, including: (1) how frequently they meet, (2) the nature of their discussions, particularly when actual performance exceeds or falls short of budgets, and (3) the nature of decisions made independently by the four segment managers versus the nature of the decisions discussed with the CODM. Separately, please describe the interactions between the VP-PG&A and the CODM in these respects and compare and contrast their interaction with those of the four segment managers and the CODM.

Response:
Frequency and nature of interactions between segment managers and the CODM
The CODM typically meets one-on-one with each of the segment managers on a bi-monthly basis. These one-on-one meetings are intended as an opportunity for the CODM and each of the segment managers to discuss strategy, leadership development and team structure. These one-on-one meetings sometimes also include the discussion or presentation of quantified information about the financial performance of the operating segments.
The four segment managers regularly and routinely interact with the CODM. These interactions may be ad-hoc in nature, or formal, regularly scheduled meetings. For each of the operating segments, there is a formal monthly operating review (MOR) process that regularly occurs as part of our internal governance process. This MOR process is the primary monthly governing mechanism utilized by the operating segments and includes multiple operational, financial and functional leaders. During MOR, the key operational and financial leaders for each operating segment present their respective operating results to the CODM and the executive leadership team, including the CEO, with the segment managers being responsible for monthly results presented. In addition to this formal review and reporting to the CODM, there is also informal day-to-day communications between the segment managers and the CODM, as needed.
When actual performance exceeds or falls short of budgets, the CODM has direct interactions with the appropriate segment manager of the respective operating segment. For example, if there is a shortfall from budget in ORV PG&A results, the CODM will have a direct conversation with the VP—ORV to determine what corrective actions can drive improved performance. If the corrective action involves PG&A, the CODM and/or VP—ORV will have a direct conversation with the VP—PG&A. It is a priority of the CODM to have the operating segment VPs focused on PG&A performance as PG&A is integral to each of the operating segments.
In terms of decisions made independently by the four segment managers versus the nature of the decisions discussed with the CODM, there is not a definitive line on the nature of those decisions. Generally, all strategic decisions are handled through the formal governance process (i.e., MOR, LRPP, and budget), which include the involvement of the CODM. If operating decisions relate to items already included in the formally established budget, then a discussion between the CODM and the segment manager would generally not be merited. However, if a material operational matter occurred that was not included in the formal budget or discussed at MOR, then a discussion with the CODM would be merited. As it relates to PG&A, due to the high level of interaction between the VP—PG&A and the operating segment VPs, most PG&A decisions are made between the VP—PG&A and the respective operating segment VPs and do not merit the involvement of the CODM. Generally, it is infrequent that the CODM will need to get involved to make a resource allocation decision that the VPs were not able to remedy themselves. The types of decisions that typically merit the attention of the CODM relate to resource allocation and significant spending outside of the budget process. For example, when the VP—ORV and VP—PG&A determine that a sales promotional program containing a PG&A element is desired in order to combat competitive pressure in the market, and this required spend is above the amount that was budgeted in the ORV segment, the CODM will meet with the VPs to approve or deny this additional spend. It would be detrimental to the overall business if the VPs operated independently and did not interact with each other in making strategic business decisions.
Frequency and nature of interactions between the VP—PG&A and the CODM
The VP—PG&A also meets one-on-one with the CODM on a bi-monthly basis. These interactions may be ad-hoc in nature, or formal, regularly scheduled meetings. On a monthly basis, the VP—PG&A is heavily involved in the MOR process, as the PG&A operational results are integral to the operating results for the four operating segments. Accordingly, the interactions of the VP—PG&A and the CODM include discussions and decisions that impact all operating segments.
When PG&A actual performance exceeds or falls short of budgets within one of the operating segments, the CODM has discussions with both the VP—PG&A and the respective VP of the operating segment to understand the situation, and to develop a strategic plan to improve future results. Given the integrated nature of the operating structure of the Company described above, it is imperative to include both the VP—PG&A and the respective VP of the operating segment in discussions related to shortfalls compared to budgets, as improvements in performance cannot be achieved without the participation and agreement of both parties.
In terms of comparing and contrasting the interactions of the CODM with the VP—PG&A as compared to the four segment managers, the four segment managers interactions with the CODM are generally limited to the performance of their operating segment. In contrast, the VP—PG&A's interactions with the CODM span across all four operating segments as PG&A is integral to the operating results of all four operating segments. Interactions between the CODM and the VP—PG&A generally focus on variances to plan for PG&A sales for each of the four operating segments, as well as discussions about how PG&A is servicing the operating segments with a review of fill rates coming out of the distribution centers, discussions on inventory metrics and overall backorders. In many respects, the PG&A function is viewed by the CODM as a supporting function to the operating segments, similar to IT and Corporate Sales and Marketing, and the CODM has similar servicing and support type of meetings and interactions with VPs of those functions. Given the financial results, forecasts, and plans for PG&A activities are included in the respective four operating segments, and the four segment managers are directly held accountable for the results of the operating segments (inclusive of PG&A), we do not consider the VP—PG&A to be a segment manager.
As discussed above in our responses, our internal management reporting structure is a highly integrated structure, inclusive of both wholegoods and PG&A. We believe our current identification of four operating segments is consistent with this internal reporting structure.
***
In responding to the Commission Staff's questions and comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings,

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that the Commission Staff finds this letter to be fully responsive to the matters raised in your April 2, 2015 letter. Should you have any further questions or comments, please contact the undersigned at 763.542.0542.

Very truly yours,

/S/ MICHAEL W. MALONE
Michael W. Malone
Vice President — Finance and
Chief Financial Officer